Exhibit 16.1

September 22, 2020

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7561

Dear Sirs/Madams:

We have read the Change in Certifying Accountant disclosure regarding Clene Nanomedicine, Inc. appearing in Amendment No. 1 to the Registration Statement on Form S-4 of Chelsea Worldwide Inc. dated September 22, 2020, and have the following comments:

1.	We agree with the statements made in the second sentence of the first paragraph in the disclosure and the statements made in the second, third, and fourth paragraphs in the disclosure.
2.	We have no basis on which to agree or disagree with the statements made in the first and third sentences of the first paragraph of the disclosure and the statements made in the fifth paragraph in the disclosure.

Yours truly,

/s/ Deloitte & Touche LLP

Salt Lake City, Utah